UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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RECEIVED
JAN 1 8 2005

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nortem N.V.
Exact name of registrant as specified in charter

0001095099
Registrant CIK Number

Form 10-Q for the quarterly period ended November 30, 2004
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-27863
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)





05001881

PROCESSED
JAN 25 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on January 14, 2005.

Nortem N.V.
(Registrant)

By: [signature]
Charles Roffey,
Principal Executive Officer and Principal Financial Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on 14 January, 20 05, that the information set forth in this statement is true and complete.

By: C. ROFFEY
(Name)

PRINCIPAL FINANCIAL OFFICER
(Title)

SEC 2082 (12-04)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

503354 v1/HN
@s#201!.DOC

DOORLOPENDE TEKST van de statuten van Nortem N.V., (voorheen genaamd: Metron Technology N.V.), gevestigd te Amsterdam, na partiële statutenwijziging bij akte op 15 december 2004, verleden voor Mr M.D.P. Anker, notaris te Amsterdam.

Ministeriële verklaring van geen bezwaar d.d. 13 december 2004, nummer N.V. 157527

STATUTEN

BEGRIPSBEPALINGEN

Artikel 1.

In de statuten van deze vennootschap wordt verstaan onder:

a. de vennootschap: de rechtspersoon waarop deze statuten betrekking hebben;
b. de directie: het bestuur van de vennootschap;
c. de raad van commissarissen: de raad van commissarissen van de vennootschap;
d. aandelen: de gewone aandelen en de preferente aandelen, tenzij uit de context anders blijkt;
e. aandeelhouders: de houders van gewone aandelen en de houders van preferente aandelen, tenzij uit de context anders blijkt;
f. certificaathouders: houders van met medewerking door de vennootschap uitgegeven certificaten van aandelen;
g. certificaatrechten: de rechten die het Burgerlijk Wetboek of deze statuten toekennen aan houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen;
h. de vergadergerechtigden: aandeelhouders, certificaathouders, vruchtgebruikers en pandhouders met certificaatrechten;
i. de algemene vergadering: het orgaan dat gevormd wordt door stemgerechtigde aandeelhouders van de vennootschap en andere stemgerechtigden in de vennootschap dan wel de bijeenkomst van vergadergerechtigden van de vennootschap;
j. vergadering van houders van aandelen van een bepaalde soort: het orgaan dat gevormd wordt door stemgerechtigden op aandelen van een bepaalde soort dan wel de bijeenkomst van de stemgerechtigden op aandelen van een bepaalde soort;

k. uitkeerbare reserves: het deel van het eigen vermogen van de vennootschap dat het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet en/of deze statuten moeten worden aangehouden, te boven gaat;

l. jaarrekening: de balans, de winst- en verliesrekening en de toelichting op deze stukken zoals vereist naar Nederlands recht;

m. dochtermaatschappij: een rechtspersoon
(a) waarin de vennootschap of een of meer van haar dochtermaatschappijen al dan niet krachtens overeenkomst met andere stemgerechtigden alleen of samen meer dan de helft van de stemrechten in de algemene vergadering kunnen uitoefenen, of
(b) waarvan de vennootschap of één of meer van haar dochtermaatschappijen aandeelhouder is/zijn en, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de bestuurders of van de commissarissen kunnen benoemen of ontslaan, ook indien alle stemgerechtigden stemmen,
alsmede andere rechtspersonen en vennootschappen welke door de wet als dochtervennootschappen worden aangemerkt, alles in de zin van het bepaalde in artikel 2:24a Burgerlijk Wetboek;

n. groepsmaatschappij: een rechtspersoon waarmede de vennootschap in een economische eenheid organisatorisch verbonden is.

NAAM, STATUTAIRE ZETEL EN DUUR.

Artikel 2.

1. De vennootschap is genaamd: Nortem N.V.
2. Zij is gevestigd te Amsterdam.
3. De vennootschap zal voor onbepaalde duur voortbestaan.

DOEL

Artikel 3.

1. De vennootschap heeft ten doel:
   a. het importeren, exporteren, verkopen, distribueren, het leasen van, het handelen in, de marketing van en het adviseren met betrekking tot producten voor de halfgeleiderindustrie of daaraan verwante producten zomede andere producten die van belang zijn of kunnen zijn voor de vennootschap daaronder begrepen haar dochtermaatschappijen;
   b. het verkrijgen van en het deelnemen in, het financieren van en het voeren van beheer over en het zich op andere wijze interesseren bij andere vennootschappen en ondernemingen, van welke aard ook;
   c. het bijeenbrengen van gelden door middel van waardepapieren, bankleningen, uitgiften van obligaties en andere schuldbrieven, en het op andere wijze opnemen van geldleningen, het verstrekken van geldleningen, het verstrekken van garanties, al dan niet voor schulden van anderen, en in het algemeen het verlenen van diensten op het gebied van handel en financiering;
   d. het investeren in effecten, spaarbewijzen en elke andere vorm van waardepapieren;

e. het verkrijgen, het ontwikkelen, houden, het te gelde maken, bezwaren, vervreemden of op enige andere wijze gebruik maken van onroerende zaken alsmede het verrichten van makelaarsactiviteiten met betrekking tot onroerende zaken;
f. het factoreren en factureren van handelsopbrengsten, het salderen van kosten en opbrengsten, het uitvoeren van onderzoeks- en ontwikkelingsactiviteiten;
g. het commercialiseren van licenties, auteursrechten, patenten, ontwerpen, geheime procedé's of formules, handelsmerken en verwante belangen, het bevorderen van de verkoop en koop van - alsmede de handel in - de hiervoor genoemde zaken, daaronder begrepen het in gebruik geven van deze zaken, het verwerven van royalties en andere inkomsten verband houdende met de hiervoor genoemde activiteiten;
h. het voeren van alle handelingen die bevorderlijk zijn, noodzakelijk, gebruikelijk zijn of verband houden met de hiervoor genoemde doelstellingen.

2. De doelstellingen, zoals in het voorgaande lid omschreven, worden in de ruimste zin des woords opgevat en omvatten elke activiteit of elk doel dat verband houdt met of bevorderlijk kan zijn aan die doelstelling.

AANDELEN KAPITAAL, AANDELEN

Artikel 4.

1. Het maatschappelijk kapitaal van de vennootschap bedraagt achtenveertig miljoen gulden (NLG 48.000.000,00), verdeeld in veertig miljoen (40.000.000) gewone aandelen en tien miljoen (10.000.000) preferente aandelen, met een nominale waarde van zes en negentig cent (NLG 0,96) elk.
2. De gewone aandelen en de preferente aandelen luiden op naam.
3. Indien de som van (i) het geplaatste kapitaal en (ii) de reserves die krachtens de wet moeten worden aangehouden, geringer is dan het laatst vastgestelde wettelijk minimumkapitaal, dan moet de vennootschap een reserve aanhouden ter grootte van dat verschil.

UITGIFTE VAN AANDELEN

Artikel 5.

1. Nog niet uitgegeven aandelen kunnen tot het bedrag van het maatschappelijk kapitaal, met inachtneming van het in het Burgerlijk Wetboek bepaalde, worden uitgegeven krachtens een besluit van de raad van commissarissen. De bevoegdheid van de raad van commissarissen als vermeld in de voorgaande zin, zal eindigen vijf jaar na het passeren van deze akte, tenzij de algemene vergadering deze bevoegdheid heeft verlengd. Zolang de raad van commissarissen, het orgaan is dat bevoegd is tot uitgifte te besluiten, kan de algemene vergadering niet tot uitgifte besluiten.
2. Indien de raad van commissarissen de bevoegdheid, als genoemd in lid 1 van dit artikel, niet meer heeft, zal elk besluit tot uitgifte van aandelen de voorafgaande goedkeuring van de raad van commissarissen behoeven.
3. Elk besluit tot uitgifte van aandelen dient de voorwaarden en condities van de uitgifte te bepalen.

4. De vennootschap kan geen eigen aandelen nemen.

FINANCIELE ONDERSTEUNING

Artikel 6.

De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal of van certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Dit verbod geldt ook voor haar dochtermaatschappijen.

VOORKEURSRECHTEN

Artikel 7.

1. Ingeval van uitgifte van nieuwe aandelen heeft, tenzij hieronder anders bepaalt, elke houder van aandelen een voorkeursrecht met betrekking tot aandelen van diezelfde soort naar evenredigheid van het gezamenlijke bedrag van zijn aandelen van diezelfde soort. Er bestaat geen voorkeursrecht met betrekking tot aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij.
2. Voorkeursrechten kunnen, met inachtneming van de toepasselijke bepalingen van het Burgerlijk Wetboek, worden beperkt of uitgesloten krachtens een besluit van de raad van commissarissen. De bevoegdheid van de raad van commissarissen als vermeld in de voorgaande zin, zal eindigen vijf jaar na het passeren van deze akte, tenzij de algemene vergadering deze bevoegdheid heeft verlengd.
3. De vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend binnen veertien dagen nadat een besluit daartoe is genomen aan door middel van een schriftelijke mededeling aan alle aandeelhouders. Het voorkeursrecht kan slechts worden uitgeoefend gedurende vier weken na de dag van verzending van de aankondiging.
4. Het bepaalde in artikel 5 leden 1 tot en met 3 en in dit artikel is eveneens van toepassing op het verlenen van rechten tot het nemen van aandelen.
   Aandeelhouders hebben echter geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

STORTING OP AANDELEN BIJ UITGIFTE

Artikel 8.

1. Aandelen worden slechts uitgegeven voor een prijs uitgedrukt in guldens, die ten minste gelijk is aan de nominale waarde van de aandelen. Bedongen kan worden dat een deel, ten hoogste drie vierden van het nominale bedrag van de preferente aandelen pas behoeft te worden gestort nadat de vennootschap het zal hebben opgevraagd.
2. Storting moet in geld geschieden, voor zover niet een andere inbreng is overeengekomen.

3. Storting in geld kan in vreemd geld geschieden mits met toestemming van de vennootschap. Indien storting in vreemd geld is geschied, legt de vennootschap binnen twee weken na de storting een verklaring van een bankier neer ten kantore van het handelsregister van de Kamer van Koophandel en Fabrieken, in welker gebied de vennootschap is ingeschreven.
   De verklaring dient te vermelden het bedrag waartegen het gestorte bedrag vrijelijk in guldens kon worden gewisseld tegen de betreffende wisselkoers. De vennootschap kan storting verlangen tegen de wisselkoers op een bepaalde dag binnen twee maanden voor de laatste dag waarop moet worden gestort, mits de aandelen of certificaten onverwijld na de uitgifte zullen worden opgenomen in de prijscourant van een beurs buiten Nederland.
4. Indien storting anders dan in geld geschiedt, maakt de vennootschap een beschrijving op van hetgeen wordt ingebracht, met vermelding van (i) de toegekende waarde op een dag die niet eerder dan vijf maanden ligt voor de dag waarop de aandelen worden uitgegeven, (ii) de toegepaste waarderingsmethoden, welke moeten voldoen aan de normen die in het maatschappelijk verkeer als aanvaardbaar worden beschouwd, (iii) het aantal uit te geven aandelen en (iv) het bedrag van de stortingsplicht in guldens uitgedrukt.
   De beschrijving moet ondertekend worden door alle directeuren.
5. Een accountant moet een verklaring afleggen dat naar zijn mening de waarde van hetgeen wordt ingebracht ten minste gelijk is aan het bedrag van de stortingsplicht in guldens uitgedrukt.
6. De bepalingen van lid 4 en 5 zijn niet van toepassing indien de uitzonderingen opgenomen in de artikelen 2:94b en 94a Burgerlijk Wetboek van toepassing zijn.
7. De vennootschap legt, binnen acht dagen na de dag waarop de aandelen zijn genomen, de accountantsverklaring als bedoeld in lid 5, neer bij het handelsregister van de Kamer van Koophandel en Fabrieken in welker gebied de vennootschap is ingeschreven, met opgave van de namen van de verkrijgers van de aandelen waarop anders dan in geld is gestort en van het bedrag van de storting.

VERKRIJGING EN VERVREEMDING DOOR DE VENNOOTSCHAP VAN EIGEN AANDELEN

Artikel 9.

1. De directie kan, doch slechts met machtiging van de algemene vergadering - welke machtiging slechts geldt voor ten hoogste achttien maanden -, de vennootschap volgestorte aandelen in haar eigen kapitaal onder bezwarende titel doen verkrijgen, indien:

a. het eigen vermogen, verminderd met de verkrijgingsprijs, niet kleiner is dan de som van (i) het geplaatste kapitaal, en (ii) de reserves die krachtens de wet en/of deze statuten moeten worden aangehouden;
b. het nominale bedrag van de aandelen van de te verkrijgen en de reeds door de vennootschap en haar dochtermaatschappijen tezamen gehouden aandelen in haar kapitaal niet meer dan tien procent (10 %) van het geplaatste kapitaal bedraagt.

Voor de geldigheid van de verkrijging is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen, die na de balansdatum opeisbaar zijn geworden.

2. De algemene vergadering moet in de machtiging, als bedoeld in lid 1, bepalen hoeveel aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.
3. De machtiging, als bedoeld in lid 1, is niet vereist indien de vennootschap eigen aandelen verkrijgt om, krachtens een voor hen geldende regeling, over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij, met dien verstande dat de aandelen moeten zijn opgenomen in de prijscourant van een beurs.
4. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is een verkrijging overeenkomstig lid 1 niet toegestaan.
5. Vervreemding door de vennootschap van aandelen in haar eigen kapitaal kan slechts geschieden ingevolge een besluit van de raad van commissarissen. Bij het nemen van het besluit tot vervreemding van zulke aandelen zal de raad van commissarissen de voorwaarden waaronder die vervreemding wordt geëffectueerd eveneens vaststellen.
6. Indien certificaten van aandelen in de vennootschap zijn uitgegeven (ongeacht of die met of zonder medewerking van de vennootschap zijn uitgegeven), worden bij de berekening op grond van en overeenkomstig het bepaalde in lid 1 van dit artikel dergelijke certificaten mee geteld.

VERMINDERING VAN HET GEPLAATSTE KAPITAAL

Artikel 10.

1. De algemene vergadering kan, op een daartoe strekkend voorstel van de raad van commissarissen, besluiten tot vermindering van het geplaatste kapitaal door (i) intrekking van aandelen of door (ii) vermindering van het bedrag van de aandelen door statutenwijziging, mits (a) het geplaatste kapitaal niet kleiner wordt dan het ten tijde van het besluit laatst vastgestelde wettelijk minimumkapitaal en (b) artikel 4, lid 3 van deze statuten in acht genomen wordt.

2. Indien een voorgenomen kapitaalvermindering tot gevolg heeft dat minder dan twintig procent (20%) van het maatschappelijk kapitaal is geplaatst, dienen eerst deze statuten gewijzigd te worden teneinde het maatschappelijk kapitaal te verlagen tot het ingevolge artikel 4, lid 3 van deze statuten toegestane bedrag.
3. Een besluit tot intrekking van aandelen kan slechts aandelen betreffen die de vennootschap zelf houdt of waarvan zij de certificaten houdt (ongeacht of die met of zonder medewerking van de vennootschap zijn uitgegeven).
4. Vermindering van het bedrag van aandelen zonder terugbetaling dan wel gedeeltelijke terugbetaling op aandelen moet naar evenredigheid op alle aandelen geschieden. Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle aandeelhouders.
5. De oproeping tot een algemene vergadering waarin een in dit artikel bedoeld besluit wordt genomen, vermeldt het doel en de wijze van uitvoering van de kapitaalvermindering.
6. In het besluit tot kapitaalvermindering moeten de aandelen waarop het besluit betrekking heeft, worden aangewezen en moet de uitvoering van het besluit zijn geregeld.
7. De vennootschap legt een besluit tot vermindering van het geplaatste kapitaal neer bij het handelsregister van de Kamer van Koophandel en Fabrieken in welker gebied de vennootschap is ingeschreven en kondigt de nederlegging aan in een landelijk verspreid dagblad.

AANDEELBEWIJZEN

Artikel 11.

1. Op schriftelijk verzoek van een aandeelhouder worden aandeelbewijzen afgegeven terzake van de door die aandeelhouder gehouden aandelen. De vorm en de inhoud van de aandeelbewijzen zal worden vastgesteld door de raad van commissarissen.
2. Aandeelbewijzen voor meer dan één aandeel kunnen worden afgegeven. Dergelijke meervoudige aandeelbewijzen kunnen te allen tijde kosteloos worden omgewisseld voor enkelvoudige bewijzen en vice versa.
3. De aandeelbewijzen worden getekend door een lid van de directie of door een daartoe gemachtigde "transfer agent", hetzij door middel van een originele handtekening hetzij door een facsimile handtekening.

4. Indien aandeelbewijzen beschadigd zijn, verloren zijn gegaan of zijn vermist, kan de directie of een daartoe gemachtigde "transfer agent" duplicaten daarvan afgeven en de voorwaarden voor een dergelijke afgifte vaststellen. Als gevolg van de afgifte van duplicaten, zijn de originele stukken waardeloos ten opzichte van de vennootschap. De nieuwe bewijzen dragen dezelfde nummers en letters als de stukken voor welke zij in de plaats zijn getreden.
5. De aandelen zijn per soort doorlopend genummerd van 1 af.

AANDEELHOUDERSREGISTER

Artikel 12.

1. De directie of een daartoe gemachtigde "transfer agent" houdt een register, waarin de namen en adressen van alle aandeelhouders worden opgenomen, met vermelding van de datum waarop zij de aandelen hebben verkregen, het aantal en soort van de door hen gehouden aandelen, de datum van de erkenning of betekening, alsmede van het op ieder aandeel gestorte bedrag bij uitgifte. Het register vermeldt voorts de namen en adressen van hen die een recht van vruchtgebruik of pandrecht op aandelen hebben, met vermelding van de datum waarop zij het recht hebben verkregen, de datum van erkenning of betekening, alsmede met vermelding of het aan aandelen verbonden stemrecht of de certificaathoudersrechten hen toekomt.
2. Het register wordt regelmatig bijgehouden.
3. Van het register kan, naar goeddunken van de directie, een deel of het geheel in meer dan één exemplaren worden aangehouden op meer dan één plaats, echter één exemplaar dient te allen tijde te worden gehouden ten kantore van de vennootschap. De directie zal, met in achtneming van het bepaalde in dit artikel, de vorm en inhoud van het (de) register(s) vaststellen.
4. De directie legt het register ten kantore van de vennootschap ter inzage van de aandeelhouders, alsmede van de vruchtgebruikers en pandhouders die de certificaathoudersrechten hebben. De vorige zin is niet van toepassing op (het gedeelte van) het register dat buiten Nederland ter voldoening aan de aldaar geldende wetgeving of ingevolge beursvoorschriften wordt gehouden. De gegevens van het register omtrent niet-volgestorte aandelen zijn ter inzage van een ieder; afschrift of uittreksel van deze gegevens wordt ten hoogste tegen kostprijs verstrekt.
5. De directie of een daartoe gemachtigde "transfer agent" verstrekt desgevraagd aan een aandeelhouder, een vruchtgebruiker en een pandhouder om niet een uittreksel uit het register met betrekking tot zijn recht op een aandeel. Rust op het aandeel een recht van vruchtgebruik of een pandrecht, dan vermeldt het uittreksel aan wie certificaathoudersrechten toekomen.

6. Iedere aandeelhouder, certificaathouder, vruchtgebruiker en pandhouder is verplicht aan de directie zijn adres op te geven.
7. Indien een aandeel of een daarvoor (met medewerking van de vennootschap) uitgegeven certificaat, tot een gemeenschap behoren, kunnen de gezamenlijke deelgenoten zich slechts door een schriftelijk door hen daartoe aangewezen persoon tegenover de vennootschap doen vertegenwoordigen. De gezamenlijke deelgenoten kunnen ook meer dan een persoon aanwijzen.
   Indien de gemeenschap aandelen omvat, kunnen de gezamenlijke deelgenoten - mits eenstemmig - bij de aanwijzing of later bepalen dat, indien een deelgenoot dat verlangt, een zodanig aantal stemmen overeenkomstig zijn aanwijzing zal worden uitgebracht als overeenkomt met het gedeelte waarvoor hij in de gemeenschap is gerechtigd.

OPROEPINGEN EN KENNISGEVINGEN

Artikel 13.

1. Oproepingen en kennisgevingen geschieden bij al dan niet aangetekende brief.
   Indien het betreft oproepingen en kennisgevingen aan aandeelhouders, certificaathouders, vruchtgebruikers en pandhouders, geschieden deze aan de laatstelijk aan de directie opgegeven adressen. Betreft het kennisgevingen door aandeelhouders, certificaathouders, vruchtgebruikers en pandhouders aan de directie of aan de raad van commissarissen, dan geschieden deze aan het kantoor der vennootschap.
2. Als datum van een oproeping en kennisgeving geldt de datum van het stempel van het bewijs van terpostbezorging van de aangetekende brief respectievelijk van verzending.
3. Kennisgevingen die krachtens de wet of deze statuten aan de algemene vergadering moeten worden gericht, kunnen geschieden door deze kennisgevingen op te nemen in de oproepingsbrieven.

OVERDRACHT VAN AANDELEN EN BEPERKTE RECHTEN OP AANDELEN

Artikel 14.

1. Voor de levering van een aandeel of de levering van een beperkt recht daarop zijn vereist een daartoe bestemde akte alsmede, behoudens in het geval de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering.

2. Erkenning door de vennootschap van enige levering zal geschieden door een lid van de directie of door een daartoe gemachtigde “transfer agent” in de akte, of door een gedagtekende verklaring houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan. Indien voor een aandeel een aandeelbewijs is afgegeven, dan is voor enige levering de afgifte van het betreffende aandeelbewijs aan de vennootschap of aan een daartoe gemachtigde “transfer agent” vereist. Indien het aandeelbewijs aan de vennootschap of aan een daartoe gemachtigde “transfer agent” wordt afgegeven, kan de vennootschap of de daartoe gemachtigde “transfer agent” de levering tevens erkennen door op dat aandeelbewijs een aantekening te plaatsen waaruit van de erkenning blijkt of door het afgegeven bewijs te vervangen door een nieuw bewijs luidende ten name van de verkrijger.
3. Betekening van een akte, als bedoeld in lid 2, of van een afschrift of uittreksel daarvan aan de vennootschap zal geacht worden hetzelfde effect te hebben als een erkenning.
4. In het geval van levering van niet-volgestorte aandelen kan de erkenning slechts geschieden wanneer de akte een geregistreerde of anderszins vaste dagtekening draagt.

VRUCHTGEBRUIK EN PANDRECHT OP AANDELEN

Artikel 15.

1. Elke aandeelhouder is gerechtigd op één of meer van de door hem geheel of gedeeltelijk gehouden aandelen een recht van vruchtgebruik of een pandrecht te vestigen. De aandeelhouder heeft het stemrecht op aandelen waarop een recht van vruchtgebruik of pandrecht is gevestigd.
2. In afwijking van het bepaalde in de laatste zin van het voorgaande lid komt het stemrecht toe aan de vruchtgebruiker of de pandhouder indien zulks bij de vestiging van het beperkt recht is bepaald en is goedgekeurd door de raad van commissarissen.
3. Indien een ander de rechten van een stemgerechtigde pandhouder verwerft komt hem het stemrecht slechts toe, indien de overgang van het stemrecht door de raad van commissarissen is goedgekeurd.
4. De goedkeuring als hiervoor in de leden 2 en 3 bedoeld moet worden verzocht aan de raad van commissarissen.
   Zo spoedig mogelijk doch uiterlijk binnen dertig dagen na ontvangst van het verzoek om goedkeuring wordt een vergadering van de raad van commissarissen bijeengeroepen, waaraan het verzoek om goedkeuring wordt voorgelegd. Indien de raad van commissarissen in gebreke blijft bedoelde vergadering te houden, is de verzoeker zelf tot bijeenroeping van de raad van commissarissen bevoegd met inachtneming van het daaromtrent in deze statuten bepaalde.

5. De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker en pandhouder die stemrecht hebben, hebben certificaatrechten.

DIRECTIE

Artikel 16.

1. De vennootschap heeft een directie bestaande uit één of meer directeuren A en een of meer directeuren B onder toezicht van een raad van commissarissen.
2. Het aantal directeuren wordt vastgesteld door de raad van commissarissen.
3. Zowel een natuurlijke als een rechtspersoon kan directeur zijn.
4. De algemene vergadering benoemt de directeuren voor onbepaalde tijd en is te allen tijde bevoegd iedere directeur te schorsen of te ontslaan. Een besluit tot benoeming van een directeur kan slechts genomen worden op voorstel van de raad van commissarissen. De algemene vergadering zal tegelijk met de benoeming van een directeur bepalen of hij een directeur A of een directeur B zal zijn. Elke directeur kan tevens te allen tijde worden geschorst door de raad van commissarissen.
5. Een aandeelhoudersbesluit tot schorsing of ontslag van een directeur moet genomen worden met een twee/derde meerderheid van de geldig uitgebrachte stemmen, vertegenwoordigende meer dan de helft van het geplaatste kapitaal. Het bepaalde in artikel 2:120 lid 3 Burgerlijk Wetboek inhoudende dat een nieuwe vergadering bijeen geroepen kan worden waarin het besluit kan worden genomen onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal, is niet van toepassing.
6. De benoeming van de directeuren kan geschieden uit een bindende voordracht, welke tenminste twee personen voor iedere te vervullen vacature bevat, opgemaakt door de raad van commissarissen binnen drie maanden nadat de raad van commissarissen daartoe door de directie bij aangetekende brief is uitgenodigd. Indien binnen bedoelde termijn geen bindende voordracht is opgemaakt, is de algemene vergadering vrij in haar keuze. De algemene vergadering is voorts vrij in haar keuze indien zij aan een voordracht het bindend karakter ontneemt bij een besluit genomen met ten minste twee/derden van de uitgebrachte stemmen in een vergadering waarin meer dan de helft van het geplaatste kapitaal aanwezig of vertegenwoordigd is. Het bepaalde in artikel 2:120 lid 3 Burgerlijk Wetboek is niet van toepassing.
7. Indien, ingeval van schorsing van een directeur, de algemene vergadering niet binnen drie maanden tot zijn ontslag heeft besloten eindigt de schorsing.
8. Een directeur wordt in de algemene vergadering waarin zijn schorsing of ontslag aan de orde komt in de gelegenheid gesteld zich te verantwoorden en zich daarbij door een raadsman te doen bijstaan.
9. De raad van commissarissen stelt de beloning en de verdere arbeidsvoorwaarden van ieder van de directeuren vast.

TAAK EN BEVOEGDHEDEN

Artikel 17.

1. Behoudens de beperkingen opgenomen in deze statuten is de directie belast met het besturen van de vennootschap.
2. Indien de directie uit één directeur A bestaat, zal deze directeur A de voorzitter zijn van de directie. Indien de directie uit meer dan één directeur A bestaat, bepalen zij onderling wie van hen de voorzitter van de directie zal zijn.
3. De directie kan, met inachtneming van deze statuten en de wet, een reglement opstellen, waarin aangelegenheden, haar intern betreffende, worden geregeld. Voorts kunnen de directeuren, al dan niet bij reglement, hun werkzaamheden onderling verdelen.
4. De directie vergadert, zo dikwijls een directeur dit verlangt.
5. De directie besluit bij volstrekte meerderheid van de uitgebrachte stemmen, in een vergadering waarin ten minste de meerderheid van de leden aanwezig of vertegenwoordigd is, waaronder te allen tijde begrepen alle directeuren A.
   Een directeur kan ter vergadering schriftelijk vertegenwoordigd worden door een andere directeur.
   Bij staking van stemmen is het voorstel verworpen.
6. De directie kan ook buiten vergadering besluiten nemen, mits dit geschiedt (i) met algemene stemmen en voorts schriftelijk, per telegram, per telefax of per telexbericht, of (ii) per telefoon door een meerderheid van de op dat moment in functie zijnde directeuren mits alle directeuren zijn geraadpleegd terzake van het te nemen besluit en geen van hen zich heeft verzet tegen deze wijze van besluitvorming.
7. Het door de voorzitter van de directie uitgesproken oordeel omtrent de uitslag van een stemming, alsmede het oordeel over de inhoud van een genomen besluit is, voorzover gestemd werd over een niet schriftelijk vastgelegd voorstel, beslissend.
   Wordt echter onmiddellijk na het uitspreken van het in de voorgaande zin bedoelde oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats, wanneer dit bij meerderheid van stemmen wordt verlangd, of indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, één stemgerechtigde aanwezige dit verlangt.
   Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.
8. De directie behoeft de goedkeuring van de raad van commissarissen voor zodanige bestuursbesluiten als de raad van commissarissen bij haar specifiek omschreven besluit zal hebben vastgesteld en aan de directie heeft medegedeeld.

9. Ingevolge het bepaalde in artikel 2:130 Burgerlijk Wetboek, zal het ontbreken van de ingevolge het lid 8 van dit artikel vereiste goedkeuring de vertegenwoordigingsbevoegdheid, zoals opgenomen in artikel 18, van de directie of de directeuren niet aantasten.
10. De directie is verplicht de aanwijzingen van de raad van commissarissen op te volgen omtrent de algemene lijnen van het te volgen financiële, sociale en economische beleid en van het personeelsbeleid in de vennootschap.
11. Ingeval van ontstentenis of belet van één of meer directeuren is (zijn) de overblijvende directeur(en) met het gehele bestuur belast; ingeval van ontstentenis of belet van alle directeuren of van de enige directeur berust het bestuur tijdelijk bij een persoon, die daartoe door de raad van commissarissen steeds moet zijn aangewezen.
12. De directeuren hebben het recht de algemene vergadering bij te wonen, in de algemene vergaderingen hebben zij een adviserende stem.

VERTEGENWOORDIGING

Artikel 18.

1. De directie, zomede iedere directeur A afzonderlijk, is bevoegd de vennootschap te vertegenwoordigen en de vennootschap jegens derden te verbinden. Een directeur B is slechts bevoegd de vennootschap te vertegenwoordigen gezamenlijk handelend met een andere directeur.
2. Indien een directeur in privé een overeenkomst met de vennootschap sluit of in privé enigerlei procedure tegen de vennootschap voert, kan de vennootschap ter zake worden vertegenwoordigd, hetzij door een der andere directeuren hetzij door een door de raad van commissarissen aan te wijzen commissaris, alles tenzij de algemene vergadering daartoe een persoon aanwijst of de wet op andere wijze in de aanwijzing voorziet. Zodanige persoon kan ook zijn de directeur, te wiens aanzien het strijdig belang bestaat. Indien een directeur op een andere wijze dan in de eerste zin van dit lid omschreven een belang heeft, dat strijdig is met dat der vennootschap, is hij, evenals iedere andere directeur, bevoegd de vennootschap te vertegenwoordigen, met inachtneming van het bepaalde in het eerste lid van dit artikel.
3. De directie kan aan één of meer personen, al dan niet in dienst der vennootschap, procuratie of anderszins doorlopende vertegenwoordigingsbevoegdheid verlenen. De vennootschap legt een exemplaar van het betreffende besluit, waarin de grenzen van de volmacht, indien die er zijn, worden opgesomd, neer bij het handelsregister van de Kamer van Koophandel en Fabrieken in welker gebied de vennootschap is ingeschreven. Tevens kan de directie aan personen, als in de vorige zin bedoeld, alsook aan andere personen, mits in dienst der vennootschap, zodanige titel (zoals directeur, officer of anderszins) toekennen, als zij zal verkiezen.

RAAD VAN COMMISSARISSEN
Artikel 19.

1. De vennootschap heeft een raad van commissarissen bestaande uit een of meer natuurlijke personen.
2. De raad van commissarissen stelt het aantal commissarissen in functie vast.
3. De algemene vergadering zal alle commissarissen benoemen met inachtneming van het bepaalde in artikel 16 lid 6 en zal te allen tijde bevoegd zijn elk van die commissarissen te schorsen of te ontslaan met inachtneming van het bepaalde in artikel 16 lid 5. Een besluit tot benoeming van een commissaris kan slechts genomen worden op voorstel van de raad van commissarissen.
4. De raad van commissarissen kan aan de commissarissen of aan één of meer van hen een beloning toekennen.
   Aan commissarissen worden de door hen alszodanig in redelijkheid gemaakte kosten vergoed.
5. De raad van commissarissen heeft tot taak toezicht te houden op het beleid van de directie en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. Hij staat de directie met raad terzijde.
   Bij de vervulling van hun taak richten de commissarissen zich naar het belang van de vennootschap en de met haar verbonden onderneming.
6. De directie verstrekt alle inlichtingen betreffende de zaken van de vennootschap aan iedere commissaris, die deze mocht verlangen. De raad van commissarissen is bevoegd inzage te nemen van alle boeken, bescheiden en correspondentie van de vennootschap en tot kennisneming van alle plaats gehad hebbende handelingen; iedere commissaris heeft toegang tot alle gebouwen en terreinen bij de vennootschap in gebruik.
7. De raad van commissarissen kan zich in de uitoefening van zijn taak voor rekening van de vennootschap doen bijstaan door deskundigen.
   De raad van commissarissen benoemt een secretaris, die geen lid van de raad van commissarissen behoeft te zijn, en zal voorzieningen treffen voor het geval de secretaris afwezig is bij de vergaderingen van de raad van commissarissen. De secretaris zal notulen houden van de vergaderingen van de raad van commissarissen. De notulen worden in de betreffende of in een opvolgende vergadering aangenomen.

8. Indien de raad van commissarissen uit meer dan één lid bestaat benoemt de raad van commissarissen één van hen tot voorzitter. In dat geval kan de raad van commissarissen tevens een vice-voorzitter benoemen. De raad van commissarissen kan voorts één of meer commissarissen benoemen tot gedelegeerd commissaris, die meer in het bijzonder met het dagelijks toezicht op de handelingen van de directie is belast.
   De raad van commissarissen kan, met inachtneming van zodanige beperkingen als uit de toepasselijke wet voortvloeien, elk van zijn bevoegdheden delegeren aan commissies, bestaande uit een zodanig lid of zodanige leden uit zijn midden, als de raad van commissarissen wenselijk acht; elke commissie zal zich in de uitoefening van de haar op die wijze toegekende bevoegdheden voegen naar de regelingen waaraan zij door de raad van commissarissen onderworpen kan worden.
   De raad van commissarissen kan een eigen reglement opstellen dat, in aanvulling op de voorafgaande bepalingen, de in acht te nemen formaliteiten regelt voor de vergaderingen van de raad van commissarissen.
9. De raad van commissarissen komt steeds bijeen wanneer zijn voorzitter of twee andere leden van de raad van commissarissen zulks nodig achten. Oproeping voor vergaderingen van de raad van commissarissen geschieden door de voorzitter van de raad van commissarissen - onder vermelding van de te behandelen onderwerpen - en in geval van zijn verhindering of blijvende afwezigheid door één van de andere commissarissen; de oproepingstermijn voor een vergadering bedraagt minimaal acht dagen. Indien zulks verzocht wordt zal de directie de vergaderingen van de raad van commissarissen bijwonen; alsdan heeft de directie een adviserende stem.
10. De raad van commissarissen kan besluiten eveneens buiten vergadering nemen, mits dit geschiedt (i) met algemene stemmen en voorts schriftelijk, per telegram, per telefax of per telexbericht, of (ii) per telefoon door een meerderheid van de op dat moment in functie zijnde commissarissen mits alle commissarissen zijn geraadpleegd terzake van het te nemen besluit en geen van hen zich heeft verzet tegen deze wijze van besluitvorming.
11. De raad van commissarissen besluit bij volstrekte meerderheid van de uitgebrachte stemmen, in een vergadering waarin ten minste de meerderheid van de leden aanwezig of vertegenwoordigd is.
    Een commissaris kan ter vergadering vertegenwoordigd worden door een schriftelijk gevolmachtigde mede-commissaris. Indien twee vergaderingen bijeengeroepen zijn zonder dat een meerderheid van de commissarissen aanwezig of vertegenwoordigd was op die betreffende vergadering, kunnen de wel aanwezige of vertegenwoordigde commissarissen in een volgende vergadering geldige besluiten nemen, ongeacht of het quorum aanwezig is in deze vergadering. Bij staking van stemmen is het voorstel verworpen, tenzij er meer dan twee commissarissen, met inbegrip van de voorzitter, ter vergadering aanwezig zijn; alsdan heeft de voorzitter een beslissende stem.
12. Het door de voorzitter van de raad van commissarissen uitgesproken oordeel omtrent de uitslag van een stemming, alsmede het oordeel over de inhoud van een genomen besluit is, voorzover gestemd werd over een niet schriftelijk vastgelegd voorstel, beslissend.

Wordt echter onmiddellijk na het uitspreken van het in de voorgaande zin bedoelde oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats, wanneer dit bij meerderheid van stemmen wordt verlangd, of indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, één stemgerechtigde aanwezige dit verlangt.
Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

13. Alle besluiten van de raad van commissarissen, ook die welke buiten vergadering zijn genomen, worden opgenomen in een notulenregister.
14. Wanneer de vennootschap van enig besluit van de raad van commissarissen wil doen blijken is de ondertekening van het stuk, waarin het besluit is vervat, door de secretaris, als vermeld in lid 7 van dit artikel, of door één lid van de raad voldoende.
15. Een commissaris wordt benoemd voor een periode van in beginsel een jaar, aanvagend op de dag volgend op de dag van zijn (her)benoeming in de jaarlijkse algemene vergadering en eindigend op de dag van de jaarlijkse algemene vergadering gehouden in het daarop volgende boekjaar. Indien een commissaris niet is benoemd in de jaarlijkse algemene vergadering, maar in een buitengewone algemene vergadering zal hij in beginsel zitting hebben voor een periode korter dan een jaar, welke periode aanvangt op de dag volgend op zijn (her)benoeming in de buitengewone algemene vergadering en eindigt op de dag van de eerste jaarlijkse algemene vergadering die zal worden gehouden na bovenvermelde buitengewone algemene vergadering. Na verloop van zijn zittingsduur is hij onmiddellijk herbenoembaar voor een volgende periode van een jaar.
16. Indien door enige omstandigheid één of meer commissarissen komen te ontbreken vormen de overgebleven commissarissen, zolang tenminste één commissaris in functie is, een bevoegd college tot in de vacature/vacatures is voorzien.
17. Indien slechts één commissaris in functie is zal hij alle rechten en verplichtingen hebben die deze statuten aan de raad van commissarissen en zijn voorzitter toekennen.
18. De leden van de raad van commissarissen hebben het recht de algemene vergadering bij te wonen; zij hebben in de algemene vergadering een adviserende stem.

VRIJWARING

Artikel 20.

Onverminderd de in dit artikel opgenomen beperkingen, wordt iedere persoon of rechtspersoon die directeur, commissaris of functionaris met vertegenwoordigingsbevoegdheid als bedoeld in artikel 18 lid 3 ("functionaris"), werknemer of agent voor de vennootschap of die op verzoek van de vennootschap fungeert of heeft gefungeerd als directeur, commissaris, functionaris,

werknemer of agent van een andere vennootschap, vennootschap onder firma, joint venture, trust of andere onderneming, en als partij betrokken is of betrokken dreigt te raken bij een lopend(e) of beindigd(e) vordering, actie, procedure of geding, hetzij van civiele, strafrechtelijke of administratiefrechtelijke aard hetzij een enquêteprocedure, vanwege het feit dat hij directeur, commissaris, functionaris, werknemer of agent van de vennootschap is of is geweest of als zodanig op verzoek van de vennootschap fungeert of heeft gefungeerd bij een andere vennootschap, vennootschap onder firma, joint venture, trust of andere onderneming, schadeloos gesteld door de vennootschap tot het maximum als naar de Nederlandse wet of enige andere toepasselijke wet toelaatbaar is, ter zake van: (i) alle door hem gedragen aansprakelijkheden, daaronder begrepen als gevolg van uitspraken, opgelegde betalingen en boetes; (ii) alle door hem in redelijkheid gemaakte onkosten, daaronder begrepen kosten en advocatenhonoraria; en (iii) alle bij wege van schikking door hem betaalde bedragen, welke verband houden met zodanige vordering, actie, procedure of geding.
Een directeur, commissaris, functionaris, werknemer of agent heeft geen recht op schadeloosstelling jegens de vennootschap vanwege enige aansprakelijkheid waarvan onherroepelijk is vastgesteld dat zodanige aansprakelijkheid het gevolg is van bewuste opzet, kwade trouw of grove nalatigheid of onfatsoenlijke persoonlijke bevoordeling van die persoon of rechtspersoon.
De beëindiging van een actie, procedure of geding ten gevolge van een uitspraak, bevel, schikking, veroordeling of niet-ontvankelijk verklaring of daarmee vergelijkbare beëindiging, vormt op zichzelf geen veronderstelling dat een dergelijke persoon of rechtspersoon niet te goeder trouw heeft gehandeld of dat een dergelijk persoon of rechtspersoon niet heeft gehandeld overeenkomstig hetgeen die persoon of rechtspersoon in het belang van de vennootschap, althans niet strijdig met dit belang, achtte.
Het recht op schadeloosstelling en vooruitbetaling van kosten: (i) mag worden verzekerd door middel van polissen op naam van de vennootschap, ongeacht of de vennootschap op grond van het in dit artikel bepaalde bevoegd is die directeur, commissaris, functionaris, werknemer of agent schadeloos te stellen; (ii) is splitsbaar; (iii) laat onverlet enig ander huidig of toekomstig recht van een persoon of rechtspersoon; (iv) komt tevens toe aan een persoon of rechtspersoon die opgehouden heeft directeur, commissaris, functionaris, werknemer of agent van de vennootschap te zijn of die opgehouden heeft op verzoek van de vennootschap te fungeren als bestuurder, commissaris, functionaris, werknemer of agent van een andere vennootschap, vennootschap onder firma, joint venture, trust of andere onderneming; en (v) komt toe aan erfgenamen, executeurs, administrateurs of rechtsopvolgers van zodanig persoon of rechtspersoon.

Hetgeen in dit artikel is bepaald laat onverlet enig recht op schadeloosstelling of vooruitbetaling van kosten dat toekomt aan personen of rechtspersonen op grond van een overeenkomst of anderszins, zowel met betrekking tot de uitoefening van hun functie als anderszins gedurende het functioneren als zodanig.
Kosten (daaronder begrepen advocaten honoraria) welke worden gemaakt door een directeur, commissaris, functionaris, werknemer of agent, welke verband houden met de voorbereiding en het voeren van verweer tegen een vordering, actie, procedure of geding hetzij van civiele, strafrechtelijke of administratiefrechtelijke aard, hetzij een enquêteprocedure, als bedoeld in dit artikel, mogen door de vennootschap aan die directeur, commissaris, functionaris, werknemer of agent worden voorgeschoten voor de definitieve uitkomst bekend is, na ontvangst van een toezegging door of namens zodanige directeur, functionaris, werknemer of agent dat bedrag terug te betalen indien onherroepelijk komt vast te staan dat hij geen recht heeft op schadeloosstelling op grond van dit artikel.
Indien de vennootschap geen kosten voorschiet, zal een tot vrijwaring gerechtigd persoon met schriftelijke toestemming van de vennootschap vergoeding kunnen verlangen.
In dit artikel wordt onder "vennootschap" mede verstaan, naast de verkrijgende vennootschap, iedere verdwenen vennootschap (daaronder begrepen een in een verdwenen vennootschap verdwenen vennootschap) tengevolge van fusie, welke, indien zij zelfstandig zou hebben voortbestaan, bevoegd zou zijn geweest directeuren, commissarissen, functionarissen, werknemers of agenten schadeloos te stellen, zodat iedere persoon of rechtspersoon die directeur, commissaris, functionaris, werknemer of agent is of is geweest van zodanige verdwenen vennootschap of op verzoek van zodanige verdwenen vennootschap fungeert of heeft gefungeerd als directeur, commissaris, functionaris, werknemer of agent van een andere vennootschap, vennootschap onder firma, joint venture, trust of andere onderneming in dezelfde positie verkeert terzake van het in dit artikel bepaalde, tegenover de verkrijgende vennootschap, als tegenover de verdwenen vennootschap, indien deze zelfstandig zou hebben voortbestaan.
In dit artikel wordt onder "onderneming" mede verstaan een werknemers participatie fonds, onder "boetes" wordt mede verstaan verschuldigde belasting terzake van een werknemers participatie fonds en onder "op verzoek van de vennootschap fungeren" wordt mede verstaan het verrichten van daden of diensten door een directeur, commissaris, functionaris, werknemer of agent ten behoeve van een werknemers participatie fonds, of ten behoeve van deelnemers of begunstigden daarvan, en een persoon die te goeder trouw handelde en op een wijze die hij mocht veronderstellen in het belang van de deelnemers en begunstigden van een werknemers participatie fonds te zijn, wordt geacht niet strijdig met het belang van de vennootschap te hebben gehandeld als bedoeld in dit artikel.

ALGEMENE VERGADERINGEN

Artikel 21.

1. Ten minste een keer per jaar wordt een algemene vergadering gehouden.

Die vergadering zal gehouden worden binnen zes maanden na afloop van het boekjaar en is ondermeer bestemd tot:

a. behoudens ingeval uitstel voor het opmaken van de jaarrekening is verleend, de behandeling van de jaarrekening en, voorzover door de wet voorgeschreven, van het jaarverslag en de overige gegevens;
b. het vaststellen van de jaarrekening, behoudens ingeval uitstel voor het opmaken van de jaarrekening is verleend;
c. het vaststellen van de winstbestemming;
d. het verlenen van décharge aan de directeuren en commisarissen;
e. voorts, het verrichten van al hetgeen de wet overigens voorschrijft.

2. Voorts worden algemene vergaderingen gehouden zo dikwijls de meerderheid van de alsdan in functie zijnde directeuren of de meerderheid van de alsdan in functie zijnde commissarissen dit nodig acht, onverminderd het bepaalde in lid 4 van dit artikel.
3. Voorstellen door aandeelhouders te doen, zowel voor de jaarlijkse als voor de buitengewone vergadering van aandeelhouders, kunnen slechts dan in behandeling worden genomen, indien zij zo tijdig schriftelijk ten kantore van de vennootschap zijn ingediend, dat zij met inachtneming van de voor oproeping gestelde termijn op gelijke wijze als de overige te behandelen punten kunnen worden aangekondigd, met dien verstande dat met betrekking tot de jaarlijkse algemene vergadering, aandeelhouders gehouden zijn voor zulk een kennisgeving een termijn in acht te nemen van ten minste zestig (60) dagen en niet meer dan negentig (90) dagen voor de eerste verjaardag van de laatst gehouden algemene vergadering.
4. Een of meer houders van aandelen die gezamenlijk ten minste een tiende gedeelte van het geplaatste kapitaal vertegenwoordigen, kunnen door de president van de rechtbank op hun verzoek worden gemachtigd tot de bijeenroeping van een algemene vergadering. De president wijst dit verzoek af, indien hem niet is gebleken, dat verzoekers voordien aan het bestuur en aan de raad van commissarissen, schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen het verzoek hebben gericht een algemene vergadering bijeen te roepen, en dat noch het bestuur noch de raad van commissarissen - daartoe in dit geval gelijkelijk bevoegd - de nodige maatregelen hebben getroffen, opdat de algemene vergadering binnen zes weken na het verzoek kon worden gehouden.
5. Algemene vergaderingen worden gehouden in de statutaire plaats van vestiging van de vennootschap, zoals opgenomen in deze statuten, alsmede te Almere, Delft, Haarlemmermeer, Rotterdam, Den Haag of Utrecht.
   In een algemene vergadering, gehouden in een andere plaats, kunnen geldige besluiten eveneens worden genomen indien het gehele geplaatste kapitaal vertegenwoordigd is.
6. De bijeenroeping van vergadergerechtigden geschiedt, onverminderd het bepaalde in lid 3 van dit artikel, door of namens de directie of de raad van commissarissen door middel van oproepingsbrieven; de oproepingstermijn bedraagt ten minste veertien dagen, daaronder niet begrepen de dag van de bijeenroeping en de dag van de vergadering.

7. De bijeenroeping houdt de agenda van de vergadering in.
8. Indien een voorstel tot statutenwijziging aan de orde zal komen wordt - in overeenstemming met de bepalingen van artikel 2:123 Burgerlijk Wetboek - een afschrift van dat voorstel, waarin de voorgedragen wijzigingen woordelijk zijn opgenomen, van de dag van de oproeping tot na afloop van de vergadering onder andere ten kantore van de vennootschap voor de vergadergerechtigden ter inzage gelegd en kan ieder van hen daarvan op zijn verzoek kosteloos afschrift verkrijgen, tenzij zodanig afschrift bij de oproeping wordt gevoegd.
9. Indien de door de wet of de statuten gegeven voorschriften voor het oproepen en agenderen van vergaderingen en het ter inzage leggen van te behandelen onderwerpen niet in acht zijn genomen kunnen desondanks rechtsgeldige besluiten worden genomen mits in de betreffende vergadering het gehele geplaatste kapitaal vertegenwoordigd is en mits met algemene stemmen.

Artikel 22.

1. De algemene vergadering wordt voorgezeten door de voorzitter of in zijn afwezigheid door de vice-voorzitter van de raad van commissarissen. Indien die voorzitter niet ter vergadering aanwezig is, voorziet de algemene vergadering zelf in haar leiding. De voorzitter van de vergadering kan regels en voorschriften aannemen betreffende het verloop van de vergadering.
2. De voorzitter wijst één van de aanwezigen aan als secretaris teneinde de notulen te houden en stelt met deze secretaris de notulen vast, ten blijke waarvan hij deze met de secretaris tekent. De notulen dienen in een notulenregister te worden opgenomen. Indien van het verhandelde ter vergadering een notarieel proces-verbaal wordt opgemaakt, behoeven notulen niet te worden gehouden.
3. Iedere vergadergerechtigde kan zich ter vergadering doen vertegenwoordigen door een schriftelijk gemachtigde.

Artikel 23.

1. Ieder gewoon aandeel en ieder preferent aandeel geeft recht op het uitbrengen van één (1) stem.
2. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij kan in de algemene vergadering geen stem worden uitgebracht. Vruchtgebruikers en pandhouders van aandelen, die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht is gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij toebehoorde. De vennootschap of een dochtermaatschappij kan geen stem uitbrengen voor aandelen waarop zij een recht van vruchtgebruik of een pandrecht heeft.

3. Bij de vaststelling of een bepaald gedeelte van het kapitaal vertegenwoordigd is dan wel of een meerderheid een bepaald gedeelte van het kapitaal vertegenwoordigt, wordt het kapitaal verminderd met het bedrag van de aandelen waarop geen stem kan worden uitgebracht.
4. Stemmingen over zaken geschieden mondeling, die over personen bij ongetekende gesloten briefjes, een en ander tenzij de voorzitter van de vergadering zonder tegenspraak van één van de stemgerechtigde aanwezigen een andere wijze van stemmen vaststelt of toelaat.
   Indien het een stemming over personen betreft kan een bij de betreffende vergadering aanwezige stemgerechtigde verlangen dat gestemd zal worden door middel van geheime briefjes.
5. Alle besluiten van de algemene vergadering worden genomen met een volstrekte meerderheid van de geldig uitgebrachte stemmen vertegenwoordigende meer dan de helft van het geplaatste kapitaal, behalve - onverminderd het bepaalde in artikel 16 leden 4 en 5 en artikel 19 lid 3 - : besluiten strekkende (a) tot wijziging van de statuten (b) tot juridische fusie of tot juridische splitsing, en (c) tot ontbinding van de vennootschap, welke besluiten slechts genomen kunnen worden met een meerderheid van twee/derden van de geldig uitgebrachte stemmen, vertegenwoordigende meer dan de helft van het geplaatste kapitaal en voorts alleen op voorstel van de raad van commissarissen. Het bepaalde in artikel 2:120 lid 3 Burgerlik Wetboek inhoudende dat een nieuwe vergadering bijeen geroepen kan worden waarin het besluit kan worden genomen onafhankelijk van het op deze vergadering vertegenwoordigd gedeelte van het kapitaal, is niet van toepassing.
6. Blanco stemmen en onthoudingen worden niet als uitgebrachte stemmen geteld.
7. Staken de stemmen omtrent een voorstel over zaken, dan komt geen besluit tot stand.
8. Ingeval bij een stemming tussen twee personen de stemmen staken beslist het lot wie van hen beiden is verkozen met dien verstande, dat ingeval van verkiezing van personen uit een bindende voordracht alsdan hij is verkozen, die van de betrokkenen op de voordracht het hoogste is geplaatst.
9. Het ter vergadering uitgesproken oordeel van de voorzitter omtrent de uitslag van een stemming is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit, voorzover gestemd werd over een niet schriftelijk vastgelegd voorstel.
10. Wordt echter onmiddellijk na het uitspreken van het in het voorgaande lid bedoelde oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats wanneer de meerderheid van de algemene vergadering of indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, één stemgerechtigde dit verlangt.

Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

11. De directie houdt van de genomen besluiten aantekening. De aantekeningen liggen ten kantore van de vennootschap ter inzage van de vergadergerechtigden.
Aan ieder van dezen wordt desgevraagd afschrift of uittreksel van deze aantekeningen verstrekt tegen ten hoogste de kostprijs.

Artikel 24.

1. Tenzij de vennootschap vruchtgebruikers en/of pandhouders met stemrecht kent, kunnen besluiten van aandeelhouders in plaats van in algemene vergaderingen ook schriftelijk - waaronder begrepen per telegram-, telefax- en telexbericht - worden genomen, mits met algemene stemmen van alle stemgerechtigden.
2. De directie neemt de besluiten, welke op de wijze als in het voorgaande lid van dit artikel omschreven zijn tot stand gekomen, in het notulenregister van de algemene vergaderingen op en doet daarvan in de eerstvolgende algemene vergadering mededeling.

VERGADERINGEN VAN HOUDERS VAN AANDELEN VAN EEN BEPAALDE SOORT

Artikel 25.

1. Vergaderingen van houders van aandelen van een bepaalde soort kunnen slechts worden gehouden indien verschillende soorten aandelen zijn uitgegeven. Met inachtneming van het bepaalde in de eerste zin van dit lid, worden vergaderingen van houders van aandelen van een bepaalde soort gehouden in alle gevallen, waarin krachtens deze statuten een besluit van de vergadering van houders van aandelen van een bepaalde soort nodig is alsmede zo dikwijls de directie en/of de raad van commissarissen dit nodig acht(en) of één of meer stemgerechtigden met betrekking tot aandelen van een bepaalde soort dit schriftelijk en onder nauwkeurige opgave van de te behandelen onderwerpen aan de directie en/of de raad van commissarissen verzoeken.
2. Artikel 21 leden 4 tot en met 8, artikel 22 leden 2 en 3 en artikel 23 zijn op vergaderingen van houders van aandelen van een bepaalde soort van overeenkomstige toepassing.
3. Indien de directie en/of de raad van commissarissen in gebreke blijft, na een verzoek als in het slot van lid 1 bedoeld, een vergadering van houders van aandelen van een bepaalde soort bijeen te roepen zodanig, dat deze binnen vier weken na ontvangst van het verzoek gehouden wordt, zijn de aanvragers zelf tot de bijeenroeping bevoegd.
4. De vergadering van houders van aandelen van een bepaalde soort voorziet zelf in haar leiding.
5. De voorzitter van de vergadering van houders van aandelen van een bepaalde soort beslist omtrent de toelating tot de vergadering van anderen dan stemgerechtigden ten aanzien van aandelen van de desbetreffende soort.

6. Besluiten van de vergadering van houders van aandelen van een bepaalde soort kunnen ook schriftelijk - waaronder begrepen per telegram-, telefax- en telexbericht - worden genomen mits met algemene stemmen van alle stemgerechtigden.

ACCOUNTANTONDERZOEK

Artikel 26.

1. De algemene vergadering is bevoegd - en indien zulks wettelijk is voorgeschreven verplicht - een accountant opdracht te verlenen teneinde de door de directie opgemaakte jaarrekening te onderzoeken, daarover verslag uit te brengen aan de directie en een verklaring af te leggen.
2. Indien de algemene vergadering nalatig is met het verlenen van de opdracht aan de accountant als bedoeld in lid 1 van dit artikel geschiedt deze benoeming door de directie.
3. De opdracht kan te allen tijde worden ingetrokken door de algemene vergadering en door degene door wie de opdracht is verleend is geschied.

BOEKJAAR EN JAARREKENING

Artikel 27.

1. Het boekjaar van de vennootschap loopt van één juni tot en met één en dertig mei van het volgende kalenderjaar.
2. De directie sluit per de laatste dag van elk boekjaar de boeken van de vennootschap af en maakt daaruit binnen vijf maanden - behoudens verlenging van deze termijn met ten hoogste zes maanden door de algemene vergadering op grond van bijzondere omstandigheden - een jaarrekening op, bestaande uit een balans, een winst- en verliesrekening en een toelichting en legt binnen deze termijn deze stukken voor aandeelhouders ter inzage ten kantore der vennootschap. Deze stukken worden eveneens overgelegd aan de raad van commissarissen. Binnen deze termijn legt de directie ook het jaarverslag over aan de algemene vergadering. De jaarrekening wordt ondertekend door alle directeuren en alle commissarissen; ontbreekt de handtekening van een of meer hunner, dan wordt daarvan onder opgave van de reden, melding gemaakt op de jaarrekening. 3. De vennootschap zorgt dat de opgemaakte jaarrekening, het jaarverslag en de krachtens de wet toe te voegen gegevens vanaf de oproep tot de algemene vergadering, bestemd tot hun behandeling, te haren kantore aanwezig zijn.
De vergadergerechtigden kunnen deze stukken aldaar inzien en er kosteloos een afschrift van verkrijgen.
4. Het in de leden 2 en 3 van dit artikel bepaalde omtrent het jaarverslag en de krachtens de wet toe te voegen gegevens blijft buiten toepassing, indien artikel 2:396, lid 6, eerste volzin of artikel 2:403 Burgerlijk Wetboek op de vennootschap van toepassing is.

5. De algemene vergadering stelt de jaarrekening vast.

OPENBAARMAKING

Artikel 28.

1. De vennootschap is verplicht tot openbaarmaking van de jaarrekening binnen acht dagen na de vaststelling. De openbaarmaking geschiedt door de nederlegging van een volledig in de Nederlandse taal gesteld exemplaar of, als dat niet is vervaardigd, een exemplaar in het Frans, Duits of Engels, ten kantore van het handelsregister van de Kamer van Koophandel en Fabrieken in welker gebied de vennootschap is ingeschreven. Op het exemplaar moet de dag van vaststelling zijn aangetekend.
2. Is de jaarrekening niet binnen zeven maanden na afloop van het boekjaar overeenkomstig de wettelijke voorschriften vastgesteld en goedgekeurd, dan maakt de directie onverwijld de opgemaakte jaarrekening op de in lid 1 voorgeschreven wijze openbaar. Op de jaarrekening wordt vermeld dat zij nog niet is vastgesteld.
3. Indien de algemene vergadering de termijn voor het opmaken van de jaarrekening heeft verlengd - in overeenstemming met het bepaalde in artikel 27 lid 2 - dan is het voorgaande lid van toepassing per het moment dat twee maanden na het einde van deze periode zijn verstreken.
4. Gelijktijdig met en op dezelfde wijze als de jaarrekening wordt een in dezelfde taal of in het Nederlands gesteld exemplaar van het jaarverslag en van de overige krachtens de wet toe te voegen gegevens openbaar maakt. Het voorafgaande geldt, voorzover de wet dit toestaat, niet, indien de stukken ten kantore van de vennootschap ter inzage van een ieder worden gehouden en op verzoek een volledig of gedeeltelijk afschrift daarvan ten hoogste tegen de kostprijs wordt verstrekt; hiervan doet de rechtspersoon opgaaf ter inschrijving in het handelsregister van de Kamer van Koophandel en Fabrieken.
5. De openbaarmaking zal geschieden met inachtneming van toepasselijke wettelijke uitzonderingen.

WINSTVERDELING

Artikel 29.

1. Van de uit de vastgestelde jaarrekening blijkende winst zal een zodanig bedrag door de vennootschap worden gereserveerd als zal worden vastgesteld - met inachtneming van het bepaalde in lid 4 van dit artikel - door de raad van commissarissen.
   De alsdan resterende winst wordt in overeenstemming met de bepalingen in de navolgende leden van dit artikel behandelt.
2. Van de na toepassing van het bepaalde in voormeld lid 1 en met inachtneming van het bepaalde in lid 4 van dit artikel resterende en voor uitkering beschikbare winst, zal eerst op de preferente aandelen worden uitgekeerd een niet-cumulatief dividend van één tiende procent (0,1%) van het nominale bedrag van de preferente aandelen verminderd met enige, overeenkomstig lid 6, uitgekeerde interim-dividenden.

3. De winst welke resteert na de hierboven in lid 1 genoemde reservering en na de hierboven in lid 2 genoemde uitkering, staat ter beschikking van de algemene vergadering voor gelijke en proportionele uitkering op de gewone aandelen en/of voor reservering.
4. De vennootschap kan aan aandeelhouders en andere gerechtigden tot de voor uitkering vatbare winst slechts uitkeringen doen voorzover haar eigen vermogen groter is dan de som van (i) het geplaatste kapitaal, en (ii) de reserves die krachtens de wet of deze statuten moeten worden aangehouden.
5. Ten laste van de door de wet voorgeschreven reserves mag een tekort slechts worden gedelgd voor zover de wet dat toestaat.
6. De raad van commissarissen is met inachtneming van het bepaalde in lid 4 van dit artikel, bevoegd tot uitkering van een interim-dividend te besluiten.
7. De raad van commissarissen kan besluiten dat (interim-) dividenden geheel of gedeeltelijk anders dan in contanten worden uitgekeerd.
8. Tenzij de raad van commissarissen een ander tijdstip vaststelt zijn dividenden onmiddellijk betaalbaar na vaststelling.
9. Dividenden, waarover binnen vijf jaar en een dag nadat zij betaalbaar zijn geworden niet is beschikt, vervallen aan de vennootschap.

ONTBINDING EN VEREFFENING

Artikel 30.

1. Ingeval van ontbinding van de vennootschap geschiedt de vereffening door de directie tenzij de algemene vergadering anders beslist.
2. De algemene vergadering stelt de beloning van de vereffenaren en van degenen, die met het toezicht op de vereffening zijn belast, vast.
3. Gedurende de vereffening blijven deze statuten voorzoveel mogelijk van kracht.
4. Van hetgeen na voldoening van alle kosten van de ontbinding van de vennootschap en van alle schulden van de vennootschap van haar vermogen overblijft, wordt allereerst aan de houders van preferente aandelen de op die aandelen gestorte bedragen uitgekeerd. Hetgeen na toepassing van de onmiddellijk voorafgaande zin van het vermogen overblijft wordt uitgekeerd aan de houders van gewone aandelen in verhouding tot ieders bezit aan gewone aandelen. Op aandelen die de vennootschap zelf houdt, kan geen liquidatie-uitkering aan de vennootschap zelf plaatshebben.

5. Na afloop van de vereffening blijven de boeken en bescheiden van de ontbonden vennootschap gedurende zeven jaar berusten onder degene, die daartoe door de algemene vergadering bij het besluit tot ontbinding kan worden aangewezen. Indien een aanwijzing als voormeld door de algemene vergadering niet is geschied, geschiedt deze door de vereffenaren.

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